March 5, 2009

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Suying Li, Division of Corporation Finance

Re: Virginia Mines Inc.
Form 40-F for the Fiscal Year Ended February 29, 2008
Filed May 29, 2008
Form 6-K for the Fiscal Quarter Ended November 30, 2008
Filed January 14, 2009
File No. 0-29880

Ladies and Gentlemen:

Reference is made to the letter dated February 27, 2009 from Mr. Roger Schwall containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-captioned filings by Virginia Mines Inc. (the “Company”). Pursuant to the telephone conversation on March 2, 2009, between the Company’s U.S. counsel, Ms. Susan Shapiro, and Ms. Suying Li of the Staff, the Company hereby requests that it be allowed additional time in which to file its response to the foregoing letter. The Company anticipates that it will be able to file its response with the Commission on or before March 31, 2009.

If you have any questions, please do not hesitate to call the undersigned at (418) 694-9832.

Very truly yours,

VIRGINIA MINES INC.

By: /s/ Robin Villeneuve
Robin Villeneuve, CA
Chief Financial Officer

cc: Mr. Brad Skinner
Mr. Ken Schuler
Mr. Norman Gholson